Exhibit 99.1

Envigado, February 19, 2024

CALL TO THE ORDINARY MEETING IN PERSON

GENERAL SHAREHOLDERS’ ASSEMBLY

Almacenes Éxito S.A. (the “Company”) informs the shareholders and the market in general that today it called the ordinary General Shareholders’ Assembly to be held in person on Thursday, March 21, 2024, 9:00 a.m., at the Company´s headquarters, located in Carrera 48 # 32 B Sur-139, Avenida Las Vegas, Envigado, Antioquia.

This announcement was published in local newspapers El Colombiano and El Tiempo and on the virtual platform of Primera Página and Valora Analitik. Information is provided below.

General Shareholders’ Assembly

Ordinary meeting in person

Almacenes Éxito S.A.

Call

The CEO of Almacenes Éxito S.A., using its powers and in accordance with Article 19 of the Company´s Bylaws, hereby summons the shareholders to the ordinary meeting of the General Shareholders’ Assembly to be held in person at the Company’s headquarters in Carrera 48 # 32 B Sur-139, Avenida Las Vegas, Envigado, Antioquia, on Thursday, March 21, 2024, at 9:00 a.m.

The proposed agenda is as follows:

1.	Quorum verification

2.	Reading and approval of the agenda

3.	Election of commissioners for scrutinies and for the review, approval and signing of the minutes of the meeting

4.	Reading of the CEO’S and Board of Directors’ management report for 2023

5.	Reading of the annual corporate governance report for 2023

6.	Presentation of the separated and consolidated financial statements at December 31, 2023

7.	Reading of the Statutory Auditor’s report of the separated and consolidated financial statements at December 31, 2023

8.	Approval of the CEO’S and Board of Directors management report for 2023 and the annual corporate governance report for 2023

9.	Approval of the separated and consolidated financial statements at December 31, 2023

10.	Approval of profit distribution proposal

11.	Approval of amendments to the bylaws

12.	Approval of amendments to the Rules of Procedure for the Company’s General Assembly of Shareholders

13.	Approval of amendments to the Board of Directors Election and Succession Policy

14.	Approval of amendments to the Company’s Board of Directors Remuneration Policy

15.	Election of the Board of Directors members for the period 2024 – 2026

16.	Board of Directors fees fixation for the period 2024 – 2026

17.	Election of the Statutory Auditor for the statutory period 2024 – 2026

18.	Statutory Auditor’s remuneration fees for the statutory period 2024 – 2026

The Board of Directors and the Administrators shall refrain from submitting for consideration to the General Shareholders’ Assembly any point that had not been included in the agenda published in this call.

Shareholders are reminded that within five (5) calendar days following the call, that is, until February 24, they may submit the lists of candidates to form the Board of Directors, through a communication addressed to junta.directiva@grupo-exito.com, with the documentation established in the procedure for the election of members of the Board of Directors published on the corporate website https://www.grupoexito.com.co/es/2.Procedure-Election-Members-of-BD.pdf As of February 26, the lists of candidates that will be submitted for approval before the General Shareholders’ Assembly will be available to shareholders in the corporate website www.grupoexito.com.co/en

In line with the procedure for the election of the members of the Board of Directors, the Appointments, Remuneration and Corporate Governance Committee will hear the proposed candidates and prepare a report. Said report will be submitted to the Board of Directors for subsequent submission to the consideration of the General Shareholders’ Assembly. The report will be published on the website www.grupoexito.com.co/en prior to the date of the meeting.

For the purposes of exercising the right of inspection, as of February 29, all documents required by law will be available to shareholders, which may be consulted through a computer that will be available to shareholders, at the Company’s headquarters, Carrera 48 # 32 B Sur - 139, Avenida Las Vegas, in the municipality of Envigado, Antioquia. In order to ensure an organized inspection, shareholders are advised to follow the Instructions for the exercise of the right of inspection, which can be found on the corporate website https://www.grupoexito.com.co/es/Instructions-right-of-inspection.pdf.

Likewise, and to facilitate informed decision-making by shareholders, all documents and proposals submitted for approval before the General Shareholders’ Assembly will be available on the corporate website www.grupoexito.com.co/en at the latest on February 20.

In relation to the agenda, and within five (5) common days following the publication of the call, in accordance with the provisions of the third paragraph of Article 19 of the Bylaws, shareholders may ask questions, request additions or propose formulas for decisions on the items contained therein, for which purpose they must send them to the following e-mail address: asambleaexito@grupo-exito.com.

Shareholders may choose to be represented by proxy granted in writing, which must comply with the requirements set forth in Article 184 of the Commercial Code. A template of said proxy is available to shareholders on the corporate website www.grupoexito.com.co/en.

The proxies may not be granted to employees of Almacenes Éxito S.A., or to people related directly or indirectly to its management.

Carlos Mario Giraldo Moreno

Almacenes Éxito S.A.

3